Exhibit 99.2

July 16, 2026

The Manager - Listing

BSE Limited

(BSE: 507685)

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE: New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: 80th Annual General Meeting - Scrutinizer’s Report

Pursuant to Regulation 44 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed Scrutinizer’s Report on the resolutions passed at the 80th Annual General Meeting of the Company held on Wednesday, July 15, 2026 for your information and records.

The said resolutions have been approved by Members with requisite majority.

Thanking you.

For Wipro Limited

/s/ M Sanaulla Khan

M Sanaulla Khan

Company Secretary

ENCL: As above

Form No. MGT-13

REPORT OF SCRUTINIZER

[Pursuant to section 108 of the Companies Act, 2013 and Rule 21(2) of the

Companies (Management and Administration) Rules, 2014]

To,

The Chairman of the Eightieth Annual General Meeting (AGM) of the Equity Shareholders of “Wipro Limited” held on Wednesday, July 15, 2026, at 9:00 AM IST through Video Conferencing (VC).

Sir,

I, V. Sreedharan, Partner of V. Sreedharan and Associates, Company Secretaries, Bengaluru, was appointed as Scrutinizer pursuant to Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and pursuant to Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, in compliance with the General Circulars issued by the Ministry of Corporate Affairs (‘MCA’) and circulars issued by the Securities and Exchange Board of India (‘SEBI’) for the purpose of:

(i)	Scrutinizing the remote e-voting process and

(ii)	Scrutinizing the voting done through electronic voting system (“Instapoll”) at the AGM.

Both the above-mentioned voting is done under the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and pursuant to Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The management of the Company is responsible to ensure compliance with the requirement of the Companies Act, 2013, Rules and Circulars issued by MCA and SEBI relating to conducting of AGM through VC/OAVM and voting by electronic means for the resolutions contained in the Notice of the Eightieth Annual General Meeting of the Equity Shareholders dated June 02, 2026. My responsibility as a Scrutinizer for the voting process through electronic means is restricted to making a Consolidated Scrutinizer’s Report of the votes cast “in favor” and/or “against” the resolutions stated in the notice of the AGM, based on the report generated from the e-voting system provided by KFin Technologies Limited, the Agency authorized under the Rules and engaged by the Company to provide remote e-voting facilities and e-voting facilities to vote at the AGM (“Instapoll”).

I submit my report as under:

1.	The remote E-Voting period remained open from 9:00 AM IST on Saturday, July 11, 2026, up to 5:00 PM IST on Tuesday, July 14, 2026.

2.

The Annual Report, the Notice of Annual General Meeting and the e-voting instructions were sent only by the electronic mode (e-mail) to those members whose email addresses were registered with the Company / Depository Participants / Depositories on Wednesday, July 08, 2026(cut-off date), pursuant to General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, and subsequent Circulars issued in this regard, the latest being 03/2025 dated September 22, 2025 issued by Ministry of Corporate Affairs read with SEBI Circular nos. SEBI/HO/CFD/CMD1/CIR/P/2020/79 dated May 12, 2020 and SEBI/HO/CFD/CFD-PoD-2/P/CIR/2024/133 dated October 03, 2024 issued by the Securities and Exchange Board of India (collectively referred to as “Circulars”).

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3.	The voting rights were reckoned as on Wednesday, July 08, 2026, being the Cut-off date for the purpose of deciding the entitlements of members for e-voting (Remote e-voting and Instapoll).

4.	After the conclusion of the Annual General Meeting, the votes cast through remote e-voting were unblocked on Wednesday, July 15, 2026, at 11:36 AM IST.

5.	After declaration of voting by the Chairman, the shareholders present at the AGM through VC voted through e-voting facility (Instapoll) provided by KFin Technologies Limited.

6.

As per the information given by the Company / RTA, the names of the shareholders who voted through remote e-voting facility provided by KFin Technologies Limited had been blocked and only those members who were present at the AGM through VC and who had not voted through remote e-voting were allowed to cast their votes through e-voting system (Instapoll) during the AGM.

7.	Based on the data provided by KFin Technologies Limited’s e-voting system, the total votes cast in favour or against for all the resolutions proposed in the Notice of the AGM are as under:

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1.	RESOLUTION NO. 1

To receive, consider and adopt the Audited Financial Statements of the Company (including consolidated financial statements) for the financial year ended March 31, 2026, together with the Reports of the Board of Directors and Auditors thereon. – Ordinary Resolution

(i)	Voted in favour of resolution

Particulars	Remote E-voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	3,159	13	3,172
Number of votes cast by them	8,64,12,05,228	2,36,443	8,64,14,41,671
% of Total Number of valid votes cast	99.99	100	99.99

(ii)	Voted against the resolution

Particulars	Remote E-voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	51	3	54
Number of votes cast by them	1,01,802	333	1,02,135
% of Total Number of valid votes cast	0.01	0	0.01

(iii)	Invalid Votes – NIL

Note: Abstain Votes - 76 Shareholders holding 26,24,194 shares had abstained from voting.

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2.	RESOLUTION NO. 2

To confirm the interim dividend of ₹5 per equity share declared by the Board on July 17, 2025, and ₹6 per equity share declared by the Board on January 16, 2026, as the final dividend for the financial year ended March 31, 2026. – Ordinary Resolution

(i)	Voted in favour of resolution

Particulars	Remote E-voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	3,157	13	3,170
Number of votes cast by them	8,64,36,15,887	2,36,443	8,64,38,52,330
% of Total Number of valid votes cast	99.99	100	99.99

(ii)	Voted against the resolution

Particulars	Remote E-voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	59	3	62
Number of votes cast by them	58,027	333	58,360
% of Total Number of valid votes cast	0.01	0	0.01

(iii)	Invalid Votes – NIL

Note: Abstain votes – 70 Shareholders holding 3,30,389 shares had abstained from voting.

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3.	RESOLUTION NO. 3

To appoint a director in place of Mr. Azim H. Premji (DIN: 00234280), who retires by rotation and being eligible, offers himself for re-appointment. – Ordinary Resolution

(i)	Voted in favour of resolution

Particulars	Remote E-voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	3,096	12	3,108
Number of votes cast by them	8,61,86,42,015	2,36,333	8,61,88,78,348
% of Total Number of valid votes cast	99.72	100	99.72

(ii)	Voted against the resolution

Particulars	Remote E-voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	115	4	119
Number of votes cast by them	2,44,53,250	443	2,44,53,693
% of Total Number of valid votes cast	0.28	0	0.28

(iii)	Invalid Votes – NIL

Note: Abstain votes – 81 shareholders holding 8,22,671 shares had abstained from voting

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8.	A list of Equity shareholders who voted “FOR”, “AGAINST” the resolutions [Both through Remote E-voting and E-voting at the AGM (Instapoll)] has been handed over to the Company Secretary.

9.

The electronic data and all other relevant records relating to the e-voting shall remain in my safe custody and shall be handed over to the Company Secretary for preserving safely after the Chairman considers, approves and signs the Minutes of the aforesaid Annual General Meeting.

Thanking You,

Yours faithfully,

For V. Sreedharan & Associates

(V. Sreedharan)

Partner

FCS: 2347; CP No. 833

Date: July 15, 2026

Place: Bengaluru

UDIN:

Peer Review Certificate No: 5543/ 2024

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